UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*


                         Patriot National Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $2.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    70336F104
                             ---------------------
                                 (CUSIP Number)


                                October 13, 2004
--------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)
         |X|  Rule 13d-1(c)
         |_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70336F104                    13G
--------------------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Barry Lewis

--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                  (a) |_|

                                                                  (b) |_|

--------------------------------------------------------------------------------

3         SEC USE ONLY


--------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                  United States
--------------------------------------------------------------------------------
           Number of
             Shares               5     SOLE VOTING POWER
          Beneficially                  125,684 shares
            Owned By            ------------------------------------------------
              Each
           Reporting              6     SHARED VOTING POWER
             Person                     0 shares
              With              ------------------------------------------------

                                  7     SOLE DISPOSITIVE POWER
                                        125,684 shares
                                ------------------------------------------------

                                  8     SHARED DISPOSITIVE POWER
                                        0 shares
--------------------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 125,684 shares

--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          |_|
--------------------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                      5.1%

--------------------------------------------------------------------------------

12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       IN

--------------------------------------------------------------------------------

CUSIP No. 70336F104                    13G
--------------------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Barry Lewis Revocable Living Trust

--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                   (a) |_|

                                                                   (b) |_|

--------------------------------------------------------------------------------

3         SEC USE ONLY

--------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                      New York
--------------------------------------------------------------------------------
           Number of
             Shares               5     SOLE VOTING POWER
          Beneficially                  2,300 shares
            Owned By            ------------------------------------------------
              Each
           Reporting              6     SHARED VOTING POWER
             Person                     0 shares
              With              ------------------------------------------------

                                  7     SOLE DISPOSITIVE POWER
                                        2,300 shares
                                ------------------------------------------------

                                  8     SHARED DISPOSITIVE POWER
                                        0 shares
--------------------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  2,300 shares

--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          |_|
--------------------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                      0.1%

--------------------------------------------------------------------------------

12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       OO

--------------------------------------------------------------------------------

ITEM 1.

          (a)  Name of Issuer:

               Patriot National Bancorp, Inc.

          (b)  Address of Issuer's Principal Executive Offices:

               900 Bedford Street
               Stamford, Connecticut 06901


ITEM 2.

1.        (a)  Name of Person Filing:         Barry Lewis

          (b)  Address of Principal Business Office, or, if none, Residence:
                                              177 S. Mountain Road
                                              New City, New York 10956

          (c)  Citizenship:                   United States

          (d)  Title of Class of Securities:  Common Stock, $2.00 par value per share

          (e)  CUSIP Number:                  70336F104

2.        (a)  Name of Person Filing:         Barry Lewis Revocable Living Trust

          (b)  Address of Principal Business Office, or, if none, Residence:
                                              177 S. Mountain Road
                                              New City, New York 10956

          (c)  Place of Organization:         New York

          (d)  Title of Class of Securities:  Common Stock, $2.00 par value per share

          (e)  CUSIP Number:                  70336F104


ITEM 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

          (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

          (b)  |_|  Bank as defined in section 3(a)(6) of the Act
                    (15 U.S.C. 78c).

          (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) |_| Investment company as registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e) |_| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

          (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

          (g) |_| A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

          (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

          (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

          (j)  |_|  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


ITEM 4.   OWNERSHIP.

          The percentages set forth below are calculated based upon the information provided to the reporting persons by the Issuer that the Issuer has 2,486,391 shares of Common Stock issued and outstanding as of October 13, 2004.


1.        Barry Lewis:

          (a)  Amount Beneficially Owned: 125,684(1,2,3) shares.

          (b)  Percent of Class: 5.1%

          (c)  Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote: 125,684(1,2,3) shares.

               (ii)   shared power to vote or to direct the vote: 0 shares.

               (iii)  sole power to dispose or to direct the disposition of:
                      125,684(1,2,3) shares.

               (iv) shared power to dispose or to direct the disposition of: 0 shares.


2.        Barry Lewis Revocable Living Trust:

          (a)  Amount Beneficially Owned: 2,300(3) shares.

          (b)  Percent of Class:0.1%

          (c)  Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote: 2,300(3) shares.

               (ii)   shared power to vote or to direct the vote: 0 shares.

               (iii)  sole power to dispose or to direct the disposition of:
                      2,300(3) shares.

               (iv) shared power to dispose or to direct the disposition of: 0 shares.

          A Joint Filing Agreement is attached hereto as Exhibit A.





----------
1 Includes 123,384 shares of Common Stock held in Barry Lewis IRA Rollover Accounts.
2 The reporting person disclaims beneficial ownership of these securities except to the extent of his equity interest therein.
3 Includes 2,300 shares of Common Stock held in the Barry Lewis Revocable Living Trust.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|

INSTRUCTION:  Dissolution of a group requires a response to this item.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

              Not Applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not Applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not Applicable.

ITEM 10.      CERTIFICATION.

              (b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

                   By signing below each party certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 16, 2004

                                        /s/ Barry Lewis
                                        ----------------------------------------
                                        Barry Lewis


                                        Barry Lewis Revocable Living Trust

                                        By: /s/ Barry Lewis
                                            ------------------------------------
                                            Barry Lewis, Trustee


ATTENTION:    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
              CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                       13G
                                    EXHIBIT A
                             JOINT FILING AGREEMENT

                  The undersigned hereby agree that the Statement on Schedule 13G with respect to the shares of Common Stock, $2.00 par value per share, of Patriot National Bancorp, Inc. and any further amendments thereto executed by each and any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                  This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated:  October 16, 2004

                                        /s/ Barry Lewis
                                        ----------------------------------------
                                        Barry Lewis


                                        Barry Lewis Revocable Living Trust

                                        By: /s/ Barry Lewis
                                            ------------------------------------
                                            Barry Lewis, Trustee